

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2009

By U.S. Mail

Edward A. Hjerpe, III
Interim President and Chief Executive Officer
Service Bancorp, Inc.
81 Main Street
Medway, MA 02053

> **Re:** **Service Bancorp, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed March 19, 2009**
> **File No. 000-24935**

Dear Mr. Hjerpe:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief